Exhibit 99.1

GDS Reports

Second Quarter 2022 Results

GDS Holdings Limited Reports Second Quarter 2022 Results

Shanghai, China, August 23, 2022 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial Highlights

•	Net revenue increased by 24.0% year-over-year (“Y-o-Y”) to RMB2,310.4 million (US$344.9 million) in the second quarter of 2022 (2Q2021: RMB1,863.9 million).

•	Service revenue increased by 23.6% Y-o-Y to RMB2,302.7 million (US$343.8 million) in the second quarter of 2022 (2Q2021: RMB1,863.0 million).

•	Net loss was RMB375.3 million (US$56.0 million) in the second quarter of 2022 (2Q2021: net loss of RMB298.5 million).

•	Adjusted EBITDA (non-GAAP) increased by 18.6% Y-o-Y to RMB1,062.2 million (US$158.6 million) in the second quarter of 2022 (2Q2021: RMB895.9 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•	Adjusted EBITDA margin (non-GAAP) decreased to 46.0% in the second quarter of 2022 (2Q2021: 48.1%).

Operating Highlights1

•	Total area committed and pre-committed by customers increased by 13,045 square meters (“sqm”) in the second quarter of 2022, to reach 588,054 sqm as of June 30, 2022, an increase of 16.1% Y-o-Y (June 30, 2021: 506,672 sqm).

•	Area in service increased by 12,039 sqm in the second quarter of 2022, to reach 504,383 sqm as of June 30, 2022, an increase of 18.2% Y-o-Y (June 30, 2021: 426,543 sqm).

•	Commitment rate for area in service was 95.9% as of June 30, 2022 (June 30, 2021: 96.2%).

1 From the third quarter of 2021, the Company has revised its historical operating metrics to include all Build-Operate-Transfer (“B-O-T”) data centers, including B-O-T joint venture data centers.

•	Area under construction was 163,102 sqm as of June 30, 2022 (June 30, 2021: 165,175 sqm).

•	Pre-commitment rate for area under construction was 64.1% as of June 30, 2022 (June 30, 2021: 58.2%).

•	Area utilized by customers increased by 13,659 sqm in the second quarter of 2022, to reach 345,678 sqm as of June 30, 2022, an increase of 22.7% Y-o-Y (June 30, 2021: 281,650 sqm).

•	Utilization rate for area in service was 68.5% as of June 30, 2022 (June 30, 2021: 66.0%).

“We delivered another solid quarter of results despite the impact from the COVID lockdown,” said Mr. William Huang, Chairman and Chief Executive Officer. “Under the tempered market conditions, we added over 13,000 sqm of new bookings in the quarter. We continue to deepen our customer relationships and keep diversifying our customer base. Our strategic expansion into Southeast Asia is well underway with projects in Indonesia and Malaysia that position us to serve as a regional hub and meet local demand.”

“We achieved healthy financial performance in the second quarter, with revenue growing 24.0% and adjusted EBITDA up 18.6% year-over-year," commented Mr. Dan Newman, Chief Financial Officer. “Our Adjusted EBITDA margin was 46% in a difficult environment of the COVID lockdown and higher power tariffs. We believe that the new fund we have agreed to form with an investor will provide us with an alternative source of capital and accelerate the monetization process, which will help to further strengthen our financial position.”

Second Quarter 2022 Financial Results

Net revenue in the second quarter of 2022 was RMB2,310.4 million (US$344.9 million), a 24.0% increase over the second quarter of 2021 of RMB1,863.9 million and a 3.0% increase over the first quarter of 2022 of RMB2,243.6 million. Service revenue in the second quarter of 2022 was RMB2,302.7 million (US$343.8 million), a 23.6% increase over the second quarter of 2021 of RMB1,863.0 million and a 2.6% increase over the first quarter of 2022 of RMB2,243.5 million. The increase over the previous quarter was mainly due to the full quarter revenue contribution from additional area utilized in the previous quarter and the contribution from 13,659 sqm of net additional area utilized in the second quarter of 2022, mainly related to the Shanghai 14 (“SH14”) Phase 1, Langfang 10 (“LF10”), Tianjin 1 (“TJ1”) Phase 1 and Ulanqab 3 (“UL3”) data centers.

Cost of revenue in the second quarter of 2022 was RMB1,841.8 million (US$275.0 million), a 29.3% increase over the second quarter of 2021 of RMB1,424.1 million and a 4.8% increase over the first quarter of 2022 of RMB1,757.2 million. The increase over the previous quarter was mainly due to an increase in utility cost as a result of higher power consumption and higher power tariffs, and an increase in depreciation and amortization cost related to the full quarter contribution from new data centers coming into service in the previous quarter, as well as new data centers coming into service in the second quarter of 2022, namely Langfang 5 (“LF5”) Phase 1 and Chongqing 1 (“CQ1”) Phase 1 data centers.

Gross profit was RMB468.6 million (US$70.0 million) in the second quarter of 2022, a 6.5% increase over the second quarter of 2021 of RMB439.9 million, and a 3.7% decrease over the first quarter of 2022 of RMB486.4 million. The slight decrease over the previous quarter was mainly due to higher power tariffs and seasonally higher power consumption leading to higher utility cost, and higher depreciation and amortization cost related to new data centers coming into service during the first quarter of 2022 and the second quarter of 2022.

Gross profit margin was 20.3% in the second quarter of 2022, compared with 23.6% in the second quarter of 2021, and 21.7% in the first quarter of 2022. The decrease over the previous quarter was mainly due to higher power tariffs and seasonally higher power consumption.

Adjusted Gross Profit (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB1,172.3 million (US$175.0 million) in the second quarter of 2022, a 16.4% increase over the second quarter of 2021 of RMB1,006.9 million and a 0.2% decrease over the first quarter of 2022 of RMB1,174.6 million. See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Adjusted GP margin (non-GAAP) was 50.7% in the second quarter of 2022, compared with 54.0% in the second quarter of 2021, and 52.4% in the first quarter of 2022. The decrease over the previous quarter was mainly due to higher power tariffs and seasonally higher power consumption.

Selling and marketing expenses, excluding share-based compensation expenses of RMB12.6 million (US$1.9 million), were RMB26.3 million (US$3.9 million) in the second quarter of 2022, a 20.9% increase from the second quarter of 2021 of RMB21.7 million (excluding share-based compensation of RMB14.7 million) and a 8.0% decrease from the first quarter of 2022 of RMB28.6 million (excluding share-based compensation of RMB13.0 million). The decrease over the previous quarter was primarily due to a decrease in marketing activities under the COVID lockdown.

General and administrative expenses, excluding share-based compensation expenses of RMB49.3 million (US$7.4 million), depreciation and amortization expenses of RMB114.7 million (US$17.1 million) and operating lease cost relating to prepaid land use rights of RMB24.3 million (US$3.6 million), were RMB98.8 million (US$14.8 million) in the second quarter of 2022, a 2.5% decrease over the second quarter of 2021 of RMB101.3 million (excluding share-based compensation expenses of RMB55.8 million, depreciation and amortization expenses of RMB82.1 million and operating lease cost relating to prepaid land use rights of RMB8.6 million) and a 6.2% decrease from the first quarter of 2022 of RMB105.3 million (excluding share-based compensation of RMB52.6 million, depreciation and amortization expenses of RMB121.1 million, and operating lease cost relating to prepaid land use rights of RMB20.7 million). The decrease over the previous quarter was mainly due to lower office and travelling expenses under the COVID lockdown.

Research and development costs were RMB9.4 million (US$1.4 million) in the second quarter of 2022, compared with RMB8.6 million in the second quarter 2021 and RMB9.8 million in the first quarter of 2022.

Net interest expenses for the second quarter of 2022 were RMB470.8 million (US$70.3 million), a 14.4% increase over the second quarter of 2021 of RMB411.7 million and a 3.8% increase over the first quarter of 2022 of RMB453.5 million. The increase over the previous quarter was mainly due to higher interest expenses on increased average total gross debt balance to finance data center capacity expansion.

Foreign currency exchange gain for the second quarter of 2022 was RMB3.6 million (US$0.5 million), compared with a loss of RMB981 thousand in the second quarter of 2021 and a loss of RMB4.7 million in the first quarter of 2022.

Others, net for the second quarter of 2022 was RMB17.6 million (US$2.6 million), compared with RMB18.5 million in the second quarter of 2021 and RMB21.5 million in the first quarter of 2022.

Net loss in the second quarter of 2022 was RMB375.3 million (US$56.0 million), compared with a net loss of RMB298.5 million in the second quarter of 2021 and a net loss of RMB373.3 million in the first quarter of 2022.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment. Adjusted EBITDA was RMB1,062.2 million (US$158.6 million) in the second quarter of 2022, a 18.6% increase over the second quarter of 2021 of RMB895.9 million and a 1.1% increase over the first quarter of 2022 of RMB1,051.2 million.

Adjusted EBITDA margin (non-GAAP) was 46.0% in the second quarter of 2022, compared with 48.1% in the second quarter of 2021, and 46.9% in the first quarter of 2022. The decrease over the previous quarter was mainly due to higher power tariffs and seasonally higher power consumption leading to higher utility cost partially offset by a lower level of corporate expenses due to the COVID lockdown.

Basic and diluted loss per ordinary share in the second quarter of 2022 was RMB0.27 (US$0.04), compared with RMB0.22 in the second quarter of 2021, and RMB0.39 in the first quarter of 2022.

Basic and diluted loss per American Depositary Share (“ADS”) in the second quarter of 2022 was RMB2.12 (US$0.32), compared with RMB1.79 in the second quarter of 2021, and RMB3.15 in the first quarter of 2022. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed and pre-committed at the end of the second quarter of 2022 was 588,054 sqm, compared with 506,672 sqm at the end of the second quarter of 2021 and 575,009 sqm at the end of the first quarter of 2022, an increase of 16.1% Y-o-Y and 2.3% quarter-over-quarter (“Q-o-Q”), respectively. In the second quarter of 2022, net additional total area committed was 13,045 sqm, including significant contributions from the Langfang 14 (“LF14”), Shanghai 17 (“SH17”) Phase 2 and Phase 3, and Hong Kong 1 (“HK1”) data centers.

Data Center Resources

Area in service at the end of the second quarter of 2022 was 504,383 sqm, compared with 426,543 sqm at the end of the second quarter of 2021 and 492,344 sqm at the end of the first quarter of 2022, an increase of 18.2% Y-o-Y and 2.4% Q-o-Q. In the second quarter of 2022, LF5 Phase 1 and CQ1 Phase 1 data centers came into service.

Area under construction at the end of the second quarter of 2022 was 163,102 sqm, compared with 165,175 sqm at the end of the second quarter of 2021 and 168,128 sqm at the end of the first quarter of 2022, a decrease of 1.3% Y-o-Y and a decrease of 3.0% Q-o-Q, respectively. Shenzhen 11 (“SZ11”) data center was newly added into area under construction as a result of the completion of the acquisition during the second quarter of 2022. SZ11 will yield a net floor area of 7,089 sqm.

Commitment rate for area in service was 95.9% at the end of the second quarter of 2022, compared with 96.2% at the end of the second quarter of 2021 and 95.3% at the end of the first quarter of 2022. Pre-commitment rate for area under construction was 64.1% at the end of the second quarter of 2022, compared with 58.2% at the end of the second quarter of 2021 and 63.1% at the end of the first quarter of 2022.

Area utilized at the end of the second quarter of 2022 was 345,678 sqm, compared with 281,650 sqm at the end of the second quarter of 2021 and 332,019 sqm at the end of the first quarter of 2022, an increase of 22.7% Y-o-Y and 4.1% Q-o-Q. Net additional area utilized was 13,659 sqm in the second quarter of 2022, which mainly came from additional area utilized in the SH14 Phase 1, LF10, TJ1 Phase 1 and UL3 data centers.

Utilization rate for area in service was 68.5% at the end of the second quarter of 2022, compared with 66.0% at the end of the second quarter of 2021 and 67.4% at the end of the first quarter of 2022.

During the second quarter of 2022, the Company completed its previously announced acquisition of 100% equity interest in a target company which has a data center in the Longhua District of Shenzhen, SZ11. It is currently under construction. SZ11 will yield a net floor area of 7,089 sqm.

Liquidity

As of June 30, 2022, cash was RMB9,159.2 million (US$1,367.4 million). Total short-term debt was RMB5,593.7 million (US$835.1 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB3,016.6 million (US$450.4 million), the current portion of finance lease and other financing obligations of RMB575.3 million (US$85.9 million) and the current portion of convertible bonds payable of RMB2,001.8 million (US$298.9 million). Total long-term debt was RMB34,118.1 million (US$5,093.7 million), comprised of long-term borrowings (excluding current portion) of RMB21,671.5 million (US$3,235.5 million), the non-current portion of convertible bonds payable of RMB4,139.0 million (US$617.9 million) and the non-current portion of finance lease and other financing obligations of RMB8,307.5 million (US$1,240.3 million). During the second quarter of 2022, the Company obtained new debt financing and re-financing facilities of RMB1,826.0 million (US$272.6 million).

Recent Developments

Ulanqab 1 becomes a B-O-T joint venture data center

The Company recently completed the sale of a 49% equity interest in the project company of Ulanqab 1 (“UL1”), a build-operate-transfer (“B-O-T”) data center, under the new master joint venture agreement signed between GDS and GIC in the third quarter of 2021. UL1 becomes the second B-O-T joint venture data center with GDS owning 51% equity interest and GIC owning 49%, after HL1 Phase 1 data center.

Framework Agreement for Formation of China Data Center Fund

The Company has recently entered into a framework agreement (“Framework Agreement”) with a sovereign wealth fund (“Investor”) for the formation of an offshore China Data Center Fund (“Fund”). As envisaged by the Framework Agreement, GDS and the Investor will commit RMB6.7 billion, equivalent to US$1.0 billion of capital to the Fund, with 30% coming from GDS and 70% from the Investor. The Fund will acquire data center projects in Mainland China either from the Company’s portfolio or from third parties through mergers and acquisitions. GDS will manage all aspects of the development, sales and operation of each project under long-term contracts and earn recurring service fees. The formation of the Fund is subject to the execution of a limited partnership agreement and ancillary documents, as well as obtaining regulatory approvals.

Business Outlook

After evaluating the impact from the COVID lockdown mainly in the second quarter and the slower economic environment, the Company now expects total revenues for the year of 2022 of RMB9,250 million – RMB9,400 million, and Adjusted EBITDA of RMB4,200 million – RMB4,280 million. The Company’s previously provided capex guidance of around RMB12,000 million remains unchanged.

This forecast reflects the Company’s preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on August 23, 2022 (8:00 p.m. Beijing Time on August 23, 2022) to discuss financial results and answer questions from investors and analysts.

Participants should complete online registration using the link provided below at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register.vevent.com/register/BI251b4b4aa3584a76b2549dbbfd35e6db

A live and archived webcast of the conference call will be available on the Company's investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP and Adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating Adjusted EBITDA and Adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of Adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue.

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP, and Adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 21-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, the impact of the COVID outbreak, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of December 31, 2021	As of June 30, 2022
	RMB	RMB	US$
Assets
Current assets
Cash	9,968,109	9,159,176	1,367,429
Accounts receivable, net of allowance for doubtful accounts	1,732,686	2,673,236	399,104
Value-added-tax (“VAT”) recoverable	229,090	392,869	58,654
Prepaid expenses and other current assets	2,533,990	749,937	111,963
Total current assets	14,463,875	12,975,218	1,937,150

Property and equipment, net	40,623,503	44,672,628	6,669,448
Prepaid land use rights, net	634,953	23,309	3,480
Operating lease right-of-use assets	4,030,205	5,859,664	874,825
Goodwill and intangible assets, net	8,359,141	8,241,496	1,230,423
Other non-current assets	3,520,766	2,243,410	334,933
Total assets	71,632,443	74,015,725	11,050,259

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	5,948,013	3,016,617	450,369
Convertible bonds payable, current	0	2,001,829	298,865
Accounts payable	3,901,799	3,990,957	595,834
Accrued expenses and other payables	2,770,547	2,234,224	333,561
Operating lease liabilities, current	145,739	178,264	26,614
Finance lease and other financing obligations, current	699,145	575,251	85,883
Total current liabilities	13,465,243	11,997,142	1,791,126

Long-term borrowings, excluding current portion	18,284,514	21,671,541	3,235,476
Convertible bonds payable, non-current	1,895,846	4,139,039	617,942
Operating lease liabilities, non-current	1,883,560	1,789,411	267,152
Finance lease and other financing obligations, non-current	8,933,540	8,307,520	1,240,280
Other long-term liabilities	1,273,578	1,502,855	224,370
Total liabilities	45,736,281	49,407,508	7,376,346

Mezzanine equity
Redeemable preferred shares	958,480	1,008,807	150,611
Redeemable non-controlling interests	404,673	0	0
Total mezzanine equity	1,363,153	1,008,807	150,611

GDS Holdings Limited shareholders' equity
Ordinary shares	507	516	77
Additional paid-in capital	28,983,330	28,953,333	4,322,619
Accumulated other comprehensive loss	(599,186)	(755,249)	(112,756)
Accumulated deficit	(3,910,815)	(4,658,943)	(695,559)
Total GDS Holdings Limited shareholders' equity	24,473,836	23,539,657	3,514,381
Non-controlling interests	59,173	59,753	8,921
Total equity	24,533,009	23,599,410	3,523,302

Total liabilities, mezzanine equity and equity	71,632,443	74,015,725	11,050,259

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenue
Service revenue	1,862,951	2,243,535	2,302,729	343,788	3,567,443	4,546,264	678,739
Equipment sales	968	59	7,681	1,147	2,443	7,740	1,156
Total net revenue	1,863,919	2,243,594	2,310,410	344,935	3,569,886	4,554,004	679,895
Cost of revenue	(1,424,050)	(1,757,177)	(1,841,809)	(274,975)	(2,733,165)	(3,598,986)	(537,314)
Gross profit	439,869	486,417	468,601	69,960	836,721	955,018	142,581

Operating expenses
Selling and marketing expenses	(36,447)	(41,555)	(38,924)	(5,811)	(72,142)	(80,479)	(12,015)
General and administrative expenses	(247,903)	(299,712)	(287,179)	(42,875)	(479,002)	(586,891)	(87,621)
Research and development expenses	(8,605)	(9,767)	(9,371)	(1,399)	(17,898)	(19,138)	(2,857)
Income from operations	146,914	135,383	133,127	19,875	267,679	268,510	40,088
Other income (expenses):
Net interest expenses	(411,722)	(453,481)	(470,838)	(70,294)	(769,392)	(924,319)	(137,997)
Foreign currency exchange (loss) gain, net	(981)	(4,720)	3,636	543	221	(1,084)	(162)
Others, net	18,477	21,533	17,613	2,630	34,786	39,146	5,844
Loss before income taxes	(247,312)	(301,285)	(316,462)	(47,246)	(466,706)	(617,747)	(92,227)
Income tax expenses	(51,151)	(71,968)	(58,845)	(8,785)	(110,494)	(130,813)	(19,530)
Net loss	(298,463)	(373,253)	(375,307)	(56,031)	(577,200)	(748,560)	(111,757)
Net loss (income) attributable to non-controlling interests	141	(173)	(50)	(7)	141	(223)	(33)
Net loss attributable to redeemable non-controlling interests	1,994	655	0	0	3,990	655	98
Net loss attributable to GDS Holdings Limited shareholders	(296,328)	(372,771)	(375,357)	(56,038)	(573,069)	(748,128)	(111,692)
Accretion to redemption value of redeemable non-controlling interests	(16,301)	(10,801)	0	0	(28,271)	(10,801)	(1,613)
Adjustment to the redemption value of redeemable non-controlling interests	0	(178,982)	0	0	0	(178,982)	(26,721)
Net loss available to GDS Holdings Limited shareholders	(312,629)	(562,554)	(375,357)	(56,038)	(601,340)	(937,911)	(140,026)
Cumulative dividend on redeemable preferred shares	(12,228)	(11,912)	(12,518)	(1,869)	(24,411)	(24,430)	(3,647)
Net loss available to GDS Holdings Limited ordinary shareholders	(324,857)	(574,466)	(387,875)	(57,907)	(625,751)	(962,341)	(143,673)

Loss per ordinary share
Basic and diluted	(0.22)	(0.39)	(0.27)	(0.04)	(0.43)	(0.66)	(0.10)
Weighted average number of ordinary share outstanding
Basic and diluted	1,449,629,053	1,460,918,179	1,463,051,878	1,463,051,878	1,447,718,418	1,461,990,923	1,461,990,923

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Six months ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(298,463)	(373,253)	(375,307)	(56,031)	(577,200)	(748,560)	(111,757)
Foreign currency translation adjustments, net of nil tax	(129,001)	(13,419)	(142,287)	(21,243)	(102,878)	(155,706)	(23,246)
Comprehensive loss	(427,464)	(386,672)	(517,594)	(77,274)	(680,078)	(904,266)	(135,003)
Comprehensive loss (income) attributable to non-controlling interests	141	(84)	(496)	(74)	141	(580)	(87)
Comprehensive loss attributable to redeemable non-controlling interests	1,994	655	0	0	3,990	655	98
Comprehensive loss attributable to GDS Holdings Limited shareholders	(425,329)	(386,101)	(518,090)	(77,348)	(675,947)	(904,191)	(134,992)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Six months ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(298,463)	(373,253)	(375,307)	(56,031)	(577,200)	(748,560)	(111,757)
Depreciation and amortization	619,613	781,756	791,547	118,175	1,179,833	1,573,303	234,888
Amortization of debt issuance cost and debt discount	65,235	40,547	57,646	8,606	101,177	98,193	14,660
Share-based compensation expense	100,498	92,977	88,344	13,189	208,609	181,321	27,071
Others	25,659	4,501	11,177	1,669	12,524	15,678	2,341
Changes in operating assets and liabilities	(149,268)	(791,258)	1,045,759	156,128	(585,866)	254,501	37,996
Net cash provided by (used in) operating activities	363,274	(244,730)	1,619,166	241,736	339,077	1,374,436	205,199

Purchase of property and equipment and land use rights	(1,868,400)	(2,161,747)	(1,744,504)	(260,448)	(4,143,305)	(3,906,251)	(583,188)
Payments related to acquisitions and investments	(2,968,828)	(2,770,277)	(328,006)	(48,970)	(3,001,633)	(3,098,283)	(462,561)
Net cash used in investing activities	(4,837,228)	(4,932,024)	(2,072,510)	(309,418)	(7,144,938)	(7,004,534)	(1,045,749)

Net proceeds from financing activities	1,947,569	4,610,815	(1,994,747)	(297,808)	2,886,002	2,616,068	390,568
Net cash provided by (used in) financing activities	1,947,569	4,610,815	(1,994,747)	(297,808)	2,886,002	2,616,068	390,568
Effect of exchange rate changes on cash and restricted cash	(173,008)	(5,920)	322,530	48,152	(126,939)	316,610	47,268

Net decrease of cash and restricted cash	(2,699,393)	(571,859)	(2,125,561)	(317,338)	(4,046,798)	(2,697,420)	(402,714)
Cash and restricted cash at beginning of period	15,145,524	12,026,367	11,454,508	1,710,113	16,492,929	12,026,367	1,795,489
Cash and restricted cash at end of period	12,446,131	11,454,508	9,328,947	1,392,775	12,446,131	9,328,947	1,392,775

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended				Six months ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	439,869	486,417	468,601	69,960	836,721	955,018	142,581
Depreciation and amortization	536,240	658,878	674,971	100,770	1,033,179	1,333,849	199,138
Operating lease cost relating to prepaid land use rights	1,271	1,918	1,999	298	2,530	3,917	585
Accretion expenses for asset retirement costs	1,432	1,602	1,608	240	3,266	3,210	479
Share-based compensation expenses	28,039	25,833	25,160	3,756	59,186	50,993	7,613
Adjusted GP	1,006,851	1,174,648	1,172,339	175,024	1,934,882	2,346,987	350,396
Adjusted GP margin	54.0%	52.4%	50.7%	50.7%	54.2%	51.5%	51.5%

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended				Six months ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(298,463)	(373,253)	(375,307)	(56,031)	(577,200)	(748,560)	(111,757)
Net interest expenses	411,722	453,481	470,838	70,294	769,392	924,319	137,997
Income tax expenses	51,151	71,968	58,845	8,785	110,494	130,813	19,530
Depreciation and amortization	619,613	781,756	791,547	118,175	1,179,833	1,573,303	234,888
Operating lease cost relating to prepaid land use rights	9,909	22,625	26,326	3,930	19,415	48,951	7,308
Accretion expenses for asset retirement costs	1,432	1,602	1,608	240	3,266	3,210	479
Share-based compensation expenses	100,498	92,977	88,344	13,189	208,609	181,321	27,071
Adjusted EBITDA	895,862	1,051,156	1,062,201	158,582	1,713,809	2,113,357	315,516
Adjusted EBITDA margin	48.1%	46.9%	46.0%	46.0%	48.0%	46.4%	46.4%

APPENDIX I

Our Weighted Voting Rights

The Company is controlled through weighted voting rights (“WVR”) structure. Under our WVR structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Class A ordinary shares and Class B ordinary shares carry equal rights, generally rank pari passu with one another and are entitled to one vote per share at general meetings of shareholders, except for only the following matters at general meetings of shareholders, with respect to which Class B ordinary shares are entitled to 20 votes per share: (i) the election or removal of a simple majority, or six, of our directors; and (ii) any change to our Articles of Association that would adversely affect the rights of Class B shareholders. These rights are categorized as a weighted voting rights structure, or WVR structure, under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. As a result, we are deemed as a company with a WVR structure. As of June 30, 2022, the beneficiary of the WVR structure was Mr. William Wei Huang (“Mr. Huang”), the beneficial owner of the 67,590,336 Class B ordinary shares then issued and outstanding.

Subject to the provisions of our Articles of Association, our Class B ordinary shares may be converted into Class A ordinary shares at the option of the holder or automatically at the occurrence of an automatic conversion event. Such automatic conversion event refers to the first occurrence of (i) Mr. Huang having beneficial ownership in less than 5% of our issued share capital on an as converted basis; (ii) the consultation draft Foreign Investment Law of the People’s Republic of China published by the MOFCOM on January 19, 2015, or the FIL, in the form implemented not requiring VIE entities operating the PRC business to be owned or controlled (as defined in the FIL as officially promulgated by the PRC legislator) by PRC nationals or entities (including without limitation the FIL as officially promulgated by the PRC legislator grandfathering then-existing VIE Entities in the PRC); (iii) PRC law no longer requiring the conduct of the PRC business to be owned or controlled by PRC nationals or entities; (iv) the promulgation of the FIL as it relates to VIE entities is abandoned by the PRC legislator; or (v) the relevant authorities in the PRC having approved the Company’s VIE structure without the need for the VIE entities to be owned or controlled by PRC nationals or entities. Subject to the provisions of our Articles of Association, if the Class B ordinary shares are automatically converted into Class A ordinary shares, the WVR structure will thereby be terminated.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and will automatically convert into Class A ordinary shares under certain circumstances. Upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, the Company will issue 67,590,336 Class A ordinary shares. Any Class A ordinary shares which Mr. Huang directly or indirectly acquire may be converted into Class B ordinary shares.

Article 86(4) of our Articles of Association provides that for so long as Mr. Huang continues to have beneficial ownership in not less than five per cent. (5%) of the then issued share capital of our company on an as converted basis, the holders of the Class B Ordinary Shares shall have the right to nominate five (5) directors (one of which is intended to be Mr. Huang) for appointment as directors. Such directors shall be elected by resolutions of the members (with the Class B ordinary shares having twenty (20) votes per Class B ordinary share in respect of such resolutions).

Upon either (i) the automatic conversion of the Class B ordinary share, or (ii) the conversion of such of the Class B ordinary shares that results in Mr. Huang having beneficial ownership in less than five per cent. (5%) but not less than two per cent. (2%) of the then issued share capital of our company on an as converted basis, (a) any directors (other than Mr. Huang) appointed pursuant to the above provisions shall retire from office by rotation at the appropriate annual general meeting of members in accordance with the terms of their appointment, and (b) at the relevant annual general meeting, their replacement as a director shall be nominated by the Nominating and Corporate Governance Committee and shall be elected by resolutions of the members (with the Class B ordinary shares having one (1) vote per Class B ordinary share in respect of such resolutions); and (c) Mr. Huang shall continue to have the right to appoint and remove one (1) director (which is intended to be Mr. Huang).

Upon Mr. Huang having beneficial ownership in less than two per cent. (2%) of the then issued share capital of our company on an as converted basis, (a) Mr. Huang’s above appointment right shall cease and terminate, (b) any director appointed pursuant to such right shall retire from office by rotation at the appropriate annual general meeting of members in accordance with the terms of their appointment, and (c) at the relevant annual general meeting, their replacement as a director shall be nominated by the Nominating and Corporate Governance Committee and shall be elected by resolutions of the members (with the Class B ordinary shares having one (1) vote per Class B ordinary share in respect of such resolutions).

In addition, other than the appointment of a chairman, a quorum required for a meeting of shareholders consists of at least two shareholders entitled to vote and present in person or by proxy or by duly authorized representative, representing not less than one-third in nominal value of the total issued voting shares in our Company, save that for any general meeting otherwise requisitioned according to the Articles of Association, two shareholders entitled to vote and present in person or by proxy or by its duly authorized representative representing not less than 10% of the aggregate voting power in our company shall form a quorum.